August 18, 2008

BY EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:

Colombia Goldfields Ltd.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-151926
Filed July 28, 2008

Dear Ms. Parker:

On behalf of our client, Colombia Goldfields Ltd. ("the Company"), we hereby acknowledge receipt of the comment letter dated August 4, 2008 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission concerning the above referenced Amendment No. 1 to Registration Statement on Form S-1.

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company's responses. The Company is filing today, by way of EDGAR, the Amended Registration Statement on Form S-1 together with this response letter.

______________________

RESPONSES TO STAFF COMMENTS

General

1.

We note your response to prior comment 3. Prior to requesting effectiveness of this registration statement, please tell us whether the special warrants and special broker warrants have been exercised automatically.

Response: The special warrants will be automatically exercised pursuant to their terms on the third business day after the date that a receipt is issued by the Ontario Securities Commission for the final prospectus qualifying the distribution of the securities to be issued upon the exercise of the special warrants. The receipt (which is the equivalent of effectiveness under Canadian securities laws) cannot be issued under the Canada/US Multijurisdictional Disclosure System, under which the Canadian prospectus has been filed, until the Registration Statement on Form S-1 had been declared effective by the Commission. The Company intends to file the required materials with the Ontario Securities Commission for the issuance of the receipt as soon as practicable following the effectiveness of the Registration Statement on Form S-1. As a result, the special warrants are expected to only be outstanding for three or four business days after the Registration Statement on Form S-1 becomes effective.

As discussed in our response letter dated July 25, 2008, holders of special warrants made their investment decision regarding the underlying common stock and purchase warrants at the time of purchasing the special warrants. Exercise of the special warrants does not involve any separate investment decision by the holders, and the conditions for the automatic exercise are entirely outside of such holders' control. The special warrants represent solely the right to receive the underlying common stock and purchase warrants and do not expose the holders to any additional economic risk or benefit.

The reasoning outlined above applies analogously to the special broker warrants.

Directors, Executive Officers, Promoters and Control Persons, page 49

2.

Please revise this section to eliminate any gaps or ambiguities with regard to time for your officers' and directors' experience for the last five years by making specific references to the months and years in which they held their positions.

Response: The comment is noted and we have revised the disclosure in our Registration Statement on Form S-1 accordingly.

Summary Compensation Table, page 53

3.

Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(n)(2)(v) and (vi).

Response: The comment is noted and we have revised the disclosure in our Registration Statement on Form S-1 accordingly.

Director Compensation, page 56

4.

For each director, disclose by footnote to the appropriate column, the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv).

Response: The comment is noted and we have revised the disclosure in our Registration Statement on Form S-1 accordingly.

Certain Relationships and Related Transactions, page 60

5.

Please state whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties. In addition, include such information at pages 34 and 42 where you also discuss related party transactions.

Response: Each of the transactions described under the heading "Certain Relationships and Related Transactions" in our Registration Statement on Form S-1 were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. We have revised the disclosure in our Registration Statement on Form S-1 to provide this information.

______________________

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.

Sincerely,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc:

Sean Donahue
    Securities and Exchange Commission
J. Randall Martin
Thomas Lough
James Kopperson
    Colombia Goldfields Ltd.
Lonnie Kirsh
    Kutkevicius Kirsh, LLP
Shane Smyth
    Shearman & Sterling LLP